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Austin Gold Provides Update on Drilling Program at Stockade Mountain Project

March 25, 2024

Summary

- Three diamond drill holes totalling 2,435.9 feet (742.5 meters) were drilled this winter at Stockade Mountain;

- The third and last diamond drill hole was drilled to a depth of 736.7 feet (224.5 meters) and initial assay results for gold have been received;

- A high gold value of 9.32 grams per tonne ("g/t") was returned from a 2.7 foot (0.82 meter) interval of chalcedonic vein and breccia;

- AUST plans to follow up these encouraging results with a reverse circulation ("RC") drilling program;

- AUST is fully funded for the planned exploration programs discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces that the Company has received gold assays for the third diamond drill hole at its Stockade Mountain Project located in Malheur County, Oregon.

The third hole returned a high gold value of 9.32 g/t from a 2.7 foot (0.82 meter) interval of chalcedonic vein and breccia.  Hydrothermal alteration and mineralization in the hole are exceptionally strong and the rock is completely oxidized to the bottom of the hole.  This third hole (SM-24-04)1 was drilled due north from the site of SM-23-02 at an inclination of  -72.5 degrees.  Although the gold intervals are not interpreted to be one of the targeted high grade "feeder" veins to the high level stockwork gold mineralization, geological indications are that they are at greater depth and in this general area.  AUST is planning a RC drill program to continue the exploration for the hypothesized high-grade vein systems.

Significant gold values in SM-24-04 are reported in the table below.  Additionally, long intervals of  >0.100 g/t gold were encountered.

1 A hole numbered "SM-23-03" was collared in from the same site but drilled to less than 100 feet and abandoned. Due to its very close proximity to SM-23-02, SM-23-03 was not sampled.

Hole ID	From	To	Interval	From	To	Interval	Gold
	(ft)	(ft)	(ft)	(m)	(m)	(m)	g/t
SM-24-04
	242	245	3	73.8	74.7	0.91	0.515
	607	609.7	2.7	185	185.8	.82	9.32
	609.7	612	2.3	185.8	186.5	.70	1.04
	654	656	2	199.3	200	0.61	0.363
	674.8	678	3.2	205.7	206.7	0.98	0.378
	712.4	713.9	1.5	217.1	217.6	0.46	1.22

As previously reported, the initial two holes confirmed that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 g/t over 4 feet (1.2 meters) and several other gold intercepts of interest (refer to the news release dated January 30, 2024 for details).  This third hole continues to demonstrate the strength of the hydrothermal system and the potential for significant gold mineralization within the project area.

Stockade Mountain is a classic low-sulfidation/hot springs gold and silver exploration-stage project with a history of significant exploration work in the late 1980s and early 1990s.  At that time, targeted mineralization was near-surface gold deposits minable by open pit methods.  The last hole drilled at Stockade was in 1993 by Placer Dome, and until Austin's current drill program, no drilling had targeted high-grade veins minable by underground methods that are hypothesized to occur below the known lower grade stockworks mineralization.

The Company's drilling program was designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. This is the first known use of diamond drilling on the property, which allows the Company to have a better understanding of the host rocks and mineralization.  Due to extremely difficult ground conditions caused by mud and snow, this initial program has been limited to the completed three core holes.

The Stockade Mountain Project consists of 261 unpatented lode mining claims that cover an area of 6,790 acres, located in Malheur County, Oregon, approximately 85 kilometers southeast of Burns, Oregon, and 150 kilometers southwest of Boise, Idaho.

The Company is fully funded for all planned exploration programs.

Robert M. Hatch, the Qualified Person for Austin as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 78.9 km2 of unpatented lode mining claims and private property.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Stockade Mountain Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.